August 11, 2009
VIA FEDERAL EXPRESS DELIVERY AND EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Dorine H. Miller, Financial Analyst

Re:	D.R. Horton, Inc.
Supplemental response letter dated July 6, 2009 relating to
Form DEF 14A filed on December 18, 2008 (“Proxy Statement”)
File No. 1-14122
Ladies and Gentlemen:
On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to your letter dated July 23, 2009, setting forth additional comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing for the Company. For your convenience, the full text of the Staff’s comment is reproduced below together with the Company’s response thereto.
Form DEF 14A filed December 18, 2008
Components of Compensation, page 23
Second Cash and Equity Component, page 25
1.	We note your response to comment 3 in our letter dated June 10, 2009. In future filings, please also include in your disclosure the chart management presented to the Compensation Committee that ranked the Company against the ten companies in its peer group. Also include a description of normalization adjustments in determining the final rankings.
Response:
In future filings, we will expand our disclosure with information contained in the rankings chart reviewed by the Compensation Committee in determining final compensation based on rankings. We will also include a description of normalization adjustments, if any, used in determining the final rankings. For example, for the operating cash flow and SG&A containment performance goals for our 2008 fiscal year, we would have provided the following table, together with the Company’s ranking:

Securities and Exchange Commission
August 11, 2009

After the end of our fiscal year, the Compensation Committee reviewed our results and the results of our peers on the operating cash flow and SG&A containment performance goals. The ranking of these results ranged as follows:

	Tier One	Tier Two	Tier Three
	Range of Results	Range of Results	Range of Results
Performance Goal	Rank 1st 2nd or 3rd	Rank 4th 5th or 6th	Rank 8th 9th10th or 11th
Operating Cash Flow	$2.4 billion to	$1.4 billion to	$715.6 million to
	$1.7 million	$855.8 million	$367.3 million

SG&A Containment	10.9% to	13.1% to	14.7% to
	12.5%	14.6%	17.9%
The Company achieved operating cash flow of $1.88 billion or a 2nd place ranking in Tier One and achieved SG&A containment of 12.15% or a 2nd place ranking in Tier One. Because the companies in our peer group do not all have the same quarter-ends or fiscal year-end as ours, to determine the peer group results, we computed operating cash flow and SG&A containment for our peer group companies based on the most recent publicly reported four quarters. No other normalization related adjustments were made.
If you have any questions or comments regarding this filing, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at
(817) 390-8200 or by telecopy at (817) 390-1715.
Kind regards,
/s/ Bill W. Wheat
Bill W. Wheat

cc:	Brigitte P. Lippmann, Reviewer
Thomas B. Montano, Esq., D.R. Horton, Inc.
Irwin F. Sentilles, III, Esq., Gibson, Dunn & Crutcher LLP